PROSPECTUS SUPPLEMENT NO. 6	Filed Pursuant to Rule 424(b)(7)

(To Prospectus dated July 16, 2007)	Registration Statement No. 333-144603

RAIT FINANCIAL TRUST

12,192,145 Common Shares of Beneficial Interest

This prospectus supplement no. 6 supplements and amends the prospectus dated July 16, 2007, as previously supplemented and amended, relating to the resale from time to time of common shares that we may issue to holders named in the prospectus, as previously supplemented and amended, of RAIT Financial Trust’s 6.875% Convertible Senior Notes due 2027, or the notes, upon the conversion of the notes. The prospectus has previously been supplemented and amended by prospectus supplement no. 1 dated July 26, 2007, prospectus supplement no. 2 dated August 10, 2007, prospectus supplement no. 3 dated August 23, 2007, prospectus supplement no. 4 dated September 24, 2007 and prospectus supplement no. 5 dated November 21, 2007.

This prospectus supplement should be read in conjunction with, is qualified by reference to, and must be accompanied by, the prospectus dated July 16, 2007 and any previous prospectus supplement, except to the extent that the information in this prospectus supplement supersedes any information contained in those documents.

Our common shares are listed on the New York Stock Exchange under the symbol “RAS”. On December 19, 2007, the last reported sale price of our common shares on the New York Stock Exchange was $8.96 per share.

You should read the sections entitled “Risk Factors” in our filings with the Securities and Exchange Commission that are incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2006, our subsequent Quarterly Reports on Form 10-Q and our Current Report on Form 8-K filed January 10, 2007 for a discussion of factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 20, 2007.

SELLING SHAREHOLDERS

The information appearing in the table below supplements and supersedes the information with respect to selling shareholders in the table appearing under the heading “Selling Shareholders” in the prospectus dated July 16, 2007, as previously supplemented and amended. The information is based solely on information provided to us by or on behalf of the selling shareholders on or prior to December 20, 2007 in Selling Security Holder Notice and Questionnaires. The number of common shares issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the initial exchange rate of 28.6874 of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events. The selling shareholders may offer all, some or none of the common shares which we may issue upon the exchange or redemption of the notes. Because the selling shareholders may offer all or some portion of such common shares, we cannot estimate the number of common shares that will be held by the selling shareholders upon termination of any of these sales. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common shares since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering(1)(2)	Percentage of Shares Beneficially Owned Prior to the Offering(3)	Number of Shares Offered Pursuant to This Prospectus	Number of Shares Beneficially Owned after the Offering(4)	Percentage of Shares Beneficially Owned after the Offering(4)
Aristeia International Limited	564,711	*	564,711	0	0%
Aristeia Partners LP	70,112	*	70,112	0	0%
Aristeia Special Investments Master LP	199,664	*	199,664	0	0%
DB RREEF Reflex Master Portfolio Ltd.(5)	215,156	*	215,156	0	0%
Merrill Lynch Financial Market(6)	1,147,496	1.8%	1,147,496	0	0%
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio	358,593	*	358,593	0	0%

*	Less than one percent.
(1)	Based on information available to us as of the date of this prospectus supplement in Selling Securityholder Notice and Questionnaires delivered to us by the selling shareholders.
(2)	The number of common shares issuable upon the conversion of the notes assumes conversion of the full amount of notes held by each selling shareholder at the initial conversion rate of 28.6874 of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events.
(3)	Based on a total of 61,012,934 of our common shares outstanding as of November 7, 2007. For purposes of computing the percentage of outstanding shares held by each selling shareholder named above, the common shares beneficially owned by such selling shareholder are deemed to be outstanding, but such shares are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other selling shareholder.
(4)	Assumes each selling shareholder sells all of its common shares offered pursuant to this prospectus supplement.
(5)	The selling shareholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business and at the time of the purchase of the securities to be resold it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(6)	The selling shareholder is a broker-dealer registered under the Exchange Act. Any selling shareholder that is a broker-dealer may be deemed to be an underwriter with respect to the securities it sells pursuant to this prospectus supplement. The selling shareholder has indicated that, to the best of its knowledge, it and any of its affiliates, officers, directors or principal equity holders did not hold any position or office or have any other material relationship with the registrant. However, the selling shareholder has indicated that it is a multi-national, full-service financial services firm with many affiliated entities that may have or had any number of and types of relationships with the registrant, including as an underwriter or syndicate member in past offerings.